Innovator ETFs Trust
120 North Hale Street, Suite 200
Wheaton, Illinois 60187

June 25, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Innovator MSCI Emerging Markets Power Buffer ETF – July (the “Fund”)

Ladies and Gentlemen:

The undersigned, Innovator ETFs Trust (the “Registrant”) and Foreside Fund Services, LLC, the principal underwriter of the Fund, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 224 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-146827), filed on June 24, 2019, so that the same may become effective at 12:00 p.m., Eastern Time on June 26, 2019 or as soon thereafter as practicable.

Very truly yours, Innovator ETFs Trust

By:	/s/ H. Bruce Bond
H. Bruce Bond, President

Foreside Fund Services, LLC

By:	/s/ Richard Berthy
Richard Berthy, President